Filed Pursuant to Rule 433

Dated September 25, 2017

Registration Statement No. 333-203999

Relating to

Preliminary Prospectus Supplement Dated September 25, 2017 to

Prospectus dated May 8, 2015

Federal Realty Investment Trust

6,000,000 Depositary Shares each representing 1/1000 of a 5.000% Series C Cumulative Redeemable Preferred Share of Beneficial Interest

Term Sheet dated September 25, 2017

Issuer:	Federal Realty Investment Trust

Security:	Depositary shares each representing 1/1000 of a 5.000% Series C Cumulative Redeemable Preferred Share of Beneficial Interest

Public Offering Price:	$25.00 per depositary share

Expected Ratings*:	Baa1/BBB/BBB
(Moody’s / S&P/Fitch)

Number of Depositary Shares:	6,000,000 depositary shares

Over-Allotment Option:	400,000 depositary shares

Trade Date:	September 25, 2017

Settlement Date:	It is expected that delivery of the depositary shares will be made against payment on September 29, 2017, which is the fourth business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the second business day preceding the delivery date of the depositary shares will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the depositary shares who wish to trade the depositary shares prior to the delivery date of the depositary shares should consult their own advisors.

Maturity:	Perpetual (unless redeemed by the Issuer pursuant to its optional redemption right on or after September 29, 2022)

Redemption:	The Series C preferred shares and the depositary shares representing the Series C preferred shares are not redeemable until September 29, 2022. On or after September 29, 2022, such shares may be redeemed for cash at the Issuer’s option, in whole or in part, at a redemption price of $25,000.00 per Series C preferred share (equal to $25.00 per depositary share), plus any accrued and unpaid dividends to, but excluding, the date of redemption

Dividend Rate (Cumulative):	Subject to authorization by the Issuer’s board of trustees and declaration by the Issuer, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2018 at the rate of 5.000% of the $25,000.00 liquidation preference per year, or $1,250.00 per year, per Series C Preferred Share (equal to $1.250 per year per depositary share), and accruing from, and including, September 29, 2017

No full dividends shall be declared or paid or set apart for payment on any class or series of equity securities ranking, as to dividends or payments upon liquidation, dissolution or winding up, on a parity with or junior to the Series C preferred shares unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for that payment on the Series C preferred Shares for all past dividend periods and the then current dividend period.

Purchase Price by Underwriters:	$24.2125 per depositary share sold to retail accounts and $24.5000 per depositary share sold to institutional accounts

Proceeds to Issuer (before expenses):	$145,479,503.93 (not including underwriters’ over-allotment option) after deducting the underwriting discount

Listing:	The Issuer intends to file an application with the NYSE and, if approved, trading is expected to begin within 30 days after the Settlement Date

CUSIP/ISIN:	313747701 / US3137477010

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
UBS Securities LLC
Wells Fargo Securities, LLC

Joint Lead Managers:	Raymond James & Associates, Inc.
Citigroup Global Markets Inc.
Jefferies LLC
J.P. Morgan Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, (ii) UBS Securities LLC toll-free at 1-888-827-7275 or (iii) Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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